MANAGEMENT REPORT ON THE RESULTS OF THE FIRST QUARTER OF 2019

Market Capitalization
R$24.98 bi – US$6.30 bi
Stock Prices
BRFS3 R$30.75 – BRFS US$7.75
Base: 05/09/2019

Shares Outstanding:
812,473,246 ordinary shares
1,057,017 treasury shares
Base: 03/31/2019
Conference Call
Friday, 05/10/2019
10h00 BRT
9h00 EDT

Dial-in
Brazil:
+55 11 4210-1803 or
+55 11 3181-8565
United States:
+1 844 204-8942 or
+1 412 717 9627

IR Contacts:
Lorival Luz
Global COO, CFO and CIRO

Eduardo Takeiti
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

São Paulo, May 10, 2019 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" today announced its results for the 1st quarter of 2019 (1Q19). The comments included in this report refer to the results in Brazilian Real, in accordance with the Brazilian Corporate Law and the accounting practices adopted in Brazil, already in compliance with the International Financial Reporting Standards (IFRS), all compared to the same periods of 2018, as indicated. The comments also include the adoption of IFRS 16, which changed the accounting treatment of leasing contracts, and the Company opted for a modified retrospective approach without restatement of comparative periods.

OPERATING HIGHLIGHTS (Continued Operations)

• CONSOLIDATED

- Net revenue of R$7,359 million (+4.7% y-o-y)
- Net loss of R$113 million in 1Q19 (vs. -R$133 million in 1Q18) for the continued operations and total net loss of R$1.0 billion in 1Q19 (vs. -R$62 million in 1Q18) ;
- Adjusted EBITDA of R$748 million (+9.3% y-o-y);
- Adjusted EBITDA Margin of 10.2% (+0.4 p.p. y-o-y);

• BRAZIL SEGMENT

- Net revenue of R$3,940 million (+5.1% y-o-y);
- Adjusted EBITDA of R$374 million (+6.4% y-o-y);
- Adjusted EBITDA margin of 9.5% (+0.1 p.p. y-o-y);

• INTERNATIONAL SEGMENT

- Net revenue of R$3,194 million (+3.6% y-o-y);
- Adjusted EBITDA of R$373 million (+30.2% y-o-y);
- Adjusted EBITDA Margin of 11.7% (+2.4 p.p. y-o-y).

FINANCIAL HIGHLIGHTS

- **Pro forma net leverage 12 months of 5.64x[1]**
- **Operating cash generation** of R$512 million
- **Financial cycle** of 17.0 days, a reduction of 11.6 days

[1] Including in 1Q19 the sale of assets in Europe and Thailand (R$1,163 million) and remaining amount receivable from sale of assets in Argentina (R$96 million).

Disclaimer

The statements included in this report concerning prospective businesses of the Company, projections, and results and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

Dear shareholders,

The results delivered in the first quarter of 2019 evidence our disciplined execution of our long-term strategy. Although grain prices increased by roughly 35%[2] in the period, we continued to focus on recovering our historical profitability. As such, we adjusted our inventories of frozen raw material, reformulated our approach in tandem with large retailers, and launched new marketing campaigns to enhance the footprint of our major brands. We swiftly adjusted our production chain to serve the Saudi market, helping to increase the share of our processed products in the Halal market. Thus, we recorded roughly a 13% growth in average sales prices versus 1Q18.

We also saw a reduction in the volume sold due to restrictions imposed by Saudi Arabia early in the year, a reduction in direct investments and changes in the process of obtaining the International Sanitary Certificate in the port of Itajaí-SC. Overall, nearly 80,000 fewer tons were sold compared to 1Q18. Even so, higher average prices contributed to an increase of approximately 5% in our net revenue, boosting our gross margin by 1 p.p. and surpassing 20%.

When we analyze the evolution of our adjusted EBITDA from our continued operations and related margins, an upturn in our profitability emerges as an important trend:

	1Q18	2Q18	3Q18	4Q18	1Q19
Adjusted EBITDA (R$ million)	685	360	581	843	748
Adjusted EBITDA Margin	9.7%	5.1%	7.5%	10.2%	10.2%

We believe we are on the right track to achieve BRF's maximum profitability potential. We still have several areas of operation which will contribute to bolstering our margins. From an operational standpoint, we continue to focus our efforts on improving the efficiency of our production process. Our Operational Excellence System – OES has been installed and should comprise all the Company's plants by the year-end. We regularized our inventories of frozen raw material, attaining the historical average between 40,000 and 50,000 tons of products, thus cushioning the logistics management complexity, cutting cold storage rental and electricity costs, and reducing the need for obsolete inventory clearance.

Our +Excellence (+*Excelência*) program in the Brazil Division is in its final phase of maturation, poised to generate substantial gains in our commercial and service quality metrics, such as an increasing active client numbers, adding new items sold by clients, and reducing stockout indexes. Concerning the Halal Division, we were present in the

[2] Average price variation in the six months preceding 1Q18 and 1Q19 to compose 2/3 corn (average of the municipalities of Cascavel-PR, Chapecó-SC and Rio Verde-MT) and 1/3 soybean (average of the municipalities of Chapecó-SC, Rondonópolis-MT, West of Paraná and the Triângulo Mineiro area in Minas Gerais State).

region to deepen relations with our partners and authorities. We believe that our market leadership in the region may contribute to leveraging even more business opportunities, especially in the processed foods category.

Today, our major opportunities come from other markets, particularly from China. The impacts from African Swine Flu outbreaks have dramatically reduced the Chinese swine herd. As today China accounts for roughly 50% of the world's pork production and protein consumption, a drastic and sudden imbalance between supply and demand for such protein will result in a substantial rearrangement in the global meat market. In addition, poultry, which naturally replaces pork due to price elasticity, will benefit as well. These impacts should have long-lasting effects, since the substantial disposal of matrixes will drastically affect that country's replacement capacity.

Not only do we see gains in poultry and pork protein prices, but a reduction in China's swine herd will weaken demand for soybean, corn, and byproducts. In addition, the positive outlook for Brazilian and Argentinean grain crops coupled with a potential tariff agreement between the USA and China, which opens another purchase channel for the Chinese, will result in a significant price decrease in major inputs employed in our production chain. Since early this year, we have seen a 6.7%[3] drop in grain costs. As BRF is a 100% verticalized company, it is well positioned to reap the benefits at the two ends of the equation: prices and costs.

Concerning financial leverage, our metrics increased modestly to 5.64x[4] in 1T19 year-over-year. Besides the US dollar appreciation in the period, EBITDA of operations discontinued within the last 12 months was excluded. We currently maintain our target of reaching 3.65x at year-end.

Last, but not least, we have devoted most of our efforts towards fostering team engagement and building up BRF culture. As our employees, partners, and outgrowers are our most valuable asset, we have been tirelessly training them on BRF's non-negotiable values concerning Security, Quality, and Integrity. The payoff is already noticeable. For instance, there has been a 70% drop in the number of occupational accidents in 1Q19 compared to in 1Q18 in addition to a reduction in their severity. We are fully confident in the strategic plan outlined in 3Q18, and we remain extremely committed to executing it. We believe we are on the track of recovery and poised to tackle the challenges ahead as well as to seize opportunities as they arise in the global protein industry.

Pedro Parente
Global Chief Executive Officer

Lorival Nogueira Luz Jr.
Global Chief Operating Officer, Chief Financial and Investor Relations Officer (acting officer)

[3] Composition of 2/3 corn (average of the municipalities of Cascavel-PR, Chapecó-SC and Rio Verde-MT) and 1/3 soybean (average of the municipalities of Chapecó-SC, Rondonópolis-MT, West of Paraná and the Triângulo Mineiro area in Minas Gerais State).

[4] Net debt/proforma adjusted EBITDA: includes the sale of assets in Europe and Thailand (R$1,163 million) and remaining amount receivable from sale of assets in Argentina (R$96 million)

HIGHLIGHTS

Key Financial Indicators

The Company points out that as of 01/01/19, it adopted the CPC 06 (R2) / **IFRS 16, which had a positive impact of R$158 million in the 1Q19 EBITDA. The IFRS 16 accounting standard changes the accounting treatment of** leasing, and the Company opted for a modified retrospective approach without comparative periods restatement. Further details can be found in Note 3.1 of the Interim Financial Information (ITR).

Highlights	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Volume (Thousand Tons)	1,006	1,085	(7.3%)	1,153	(12.8%)
Net Revenues	**7,359**	**7,031**	**4.7%**	**8,289**	**(11.2%)**
Average Price (R$/kg)	7.32	6.48	12.9%	7.19	1.8%
Net (Loss) Income Continued Operations	**(113)**	**(133)**	**(14.7%)**	**313**	**(136.2%)**
Net Margin - Continued Op. (%)	*(1.5%)*	*(1.9%)*	*0.4 p.p.*	*3.8%*	*(5.3) p.p.*
Net (Loss) Income Total Consolidated	**(1,012)**	**(62)**	**n.m.**	**(2,125)**	**(52.4%)**
Net Margin - Total Consolidated (%)	*(13.8%)*	*(0.9%)*	*(12.9) p.p.*	*-25.6%*	*11.9 p.p.*
Adjusted EBITDA	**748**	**685**	**9.3%**	**843**	**(11.2%)**
EBITDA Adjusted Margin (%)	*10.2%*	*9.7%*	*0.4 p.p.*	*10.2%*	*(0.0) p.p.*
Cash Generation (Consumption)	**1,513[1]**	**(238)**	**n.m.**	**(46)**	**n.m.**
Net Debt	(14,238)[1]	(14,019)	*1.6%*	(15,610)	*(8.8%)*
Leverage (Net Debt/Adj.EBITDA LTM)	**5.64[1]**	**5.39**	***4.6%***	**5.12[2]**	***10.2%***

[1] Including the sale of assets in Europe and Thailand (R$1,163 million) and remaining amounts from the sale of assets in Argentina (R$96 million)
[2] Including *pro forma* adjustments from asset sale, the non-transferred portion to FIDC in 2018 and the exchange rate adjustment related to the projected R$/US$ level at the time of the announcement of the Operating and Financial Restructuring Plan, as detailed in the 4Q18 Management Report.

Highlights of the Quarter and Subsequent Events

- Completed the process of transitioning Mr. Lorival Nogueira Luz Jr., who was elected successor to Mr. Pedro Pullen Parente, into the position of Global Chief Executive Officer ("Global CEO"). Mr. Lorival will be vested in office on June 17, 2019. The position of Global Chief Operating Officer ("Global COO"), currently held by Mr. Lorival Nogueira Luz Jr., will cease to exist. Mr. Pedro Pullen Parente, elected as Chairman of the Board of Directors on April 26, 2018, will continue to serve in this role throughout the remainder of his two-year term.

- Sales of QuickFood S.A., plant in Várzea Grande-MT, Campo Austral, and Avex S.A. successfully concluded;

- Launched Qualy Vita, a margarine product designed to support a better cardiovascular health, diversifying the Company's products portfolio;

- Launched the brfHUB portal, enhancing BRF integration with the innovation ecosystem and potentializing relationships with startups and foodtechs to develop new businesses.

- Resignation of Mr. Ivan de Souza Monteiro as Vice-President of Finance and Investor Relations, as announced in April 25th 2019. Mr. Lorival Nogueira Luz Jr., current Global COO, will take office on an interim basis, temporarily accumulating both functions until a new executive is nominated.

- Launched the new advertising campaign with the concept: "*Fim de Semana tem S de Sadia*".

OPERATING PERFORMANCE

BRAZIL SEGMENT

The most valuable food brands in the country

Brazil Segment	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Volume (Thousand Tons)	**508**	**546**	**(6.9%)**	**621**	**(18.2%)**
Poultry (In Natura)	127	138	(8.3%)	131	(3.1%)
Pork and Others (In Natura)	29	29	1.4%	30	(3.0%)
Processed foods	352	378	(7.0%)	460	(23.5%)
Net Operating Revenues (R$, Million)	**3,940**	**3,748**	**5.1%**	**4,736**	**(16.8%)**
Average price (R$/Kg)	*7.76*	*6.87*	*12.9%*	*7.63*	*1.7%*
COGS	(3,104)	(2,967)	4.6%	(3,747)	(17.2%)
Gross Profit (R$, Million)	**836**	**781**	**7.1%**	**989**	**(15.5%)**
Gross Margin (%)	*21.2%*	*20.8%*	*0.4 p.p.*	*20.9%*	*0.3 p.p.*
Adjusted EBITDA (R$, Million)	**374**	**352**	**6.4%**	**556**	**(32.7%)**
Adjusted EBITDAMargin (%)	*9.5%*	*9.4%*	*0.1 p.p.*	*11.7%*	*(2.2) p.p.*

1Q19 vs. 1Q18

During the first quarter of 2019, we continued executing our strategic plan on recovering our profitability. We concluded the adjustments needed in our frozen raw material inventories and redesigned our approach with retailers, thus reducing direct investments. We also launched new marketing campaigns in order to increase the outreach of the Sadia brand and emphasize the moments of union through the Perdigão brand. As a result of all these initiatives, the average sales price increased by 12.9% y-o-y, mainly reflecting (i) the price list adjustment of our processed food portfolio by nearly 10% in June 2018 and approximately 5% in February 2019; and (ii) the price recovery in the *in natura* product market: frozen whole chicken price recovered by approximately 28.0% while special pork carcass price went up by 9.3%[5]. On the other hand, volumes dropped 6.9% y-o-y, mainly due to reduced direct investment for retailers. Even so, net revenue grew 5.1% y-o-y in 1Q19 to R$3.9 billion.

This positive revenue performance was partially impacted by the average unit cost, which went up 12.4% y-o-y due to a 34.8%[6] increase in the average price of grains, during production of products sold, lower dilution of fixed costs due to production idleness, as well as higher freight costs. Notwithstanding, gross margin grew 0.4 p.p. y-o-y and reached 21.2% in 1Q19.

Selling, general and administrative expenses increased by 9.5% y-o-y due to more significant investments in marketing in the period, mainly due to the adjustments in the market approach of the Sadia and Perdigão brands mentioned above. It is worth noting that these investments were postponed from 1Q18 to 2Q18 due to BRF's sponsorship for the world soccer championship. As a result, Adjusted EBITDA totaled R$374 million in 1Q19, with a margin of 11.5% and 0.1 p.p. growth y-o-y. In addition, the adoption of IRFS 16 had a positive accounting effect on EBITDA of the Brazil Segment, of R$87 million in 1Q19.

[5] Average price increase (R$/kg) 1Q19 vs. 1Q18 of CEPEA/ESALQ indexes for frozen whole chicken at wholesale and special pork carcass, both in the Greater São Paulo area.

[6] Average price variation in the six months preceding 1Q18 and 1Q19 to compose 2/3 corn (average of the municipalities of Cascavel-PR, Chapecó-SC, and Rio Verde-MT) and 1/3 soybean (average of the municipalities of Chapecó-SC, Rondonópolis-MT, West of Paraná and the Triângulo Mineiro area in Minas Gerais State).

Market Share

At the end of 1Q19, the Company's consolidated market share reached 45.0%, up 0.1 p.p. y-o-y. Even adopting a price transfer strategy, as mentioned above, we obtained market share gains in almost all the segments, as a result of the better commercial execution in the period. Frozen Meals and Filled categories advanced 0.1 p.p. y-o-y while Cold Cuts category came in line and Margarines decreased 0.1 p.p. y-o-y in 1Q19.


Total BRF*
43.7%
45.0%
45.5%
45.9%
44.9%
46.0%
44.9%
45.4%
45.0%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19

Source: Nielsen
* As from 4Q18, the Becel brand was removed from the Company's market share reading, due to the extinction of the joint venture between Unilever Brasil and BRF.


Frozen Meals
48.7%
47.0%
48.0%
49.8%
49.4%
50.1%
47.4%
49.4%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18


Cold Cuts
51.6%
51.3%
50.7%
50.4%
50.4%
51.0%
48.9%
50.0%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18


Margarines
51.3%
53.0%
54.1%
54.5%
53.6%
53.6%
53.7%
54.2%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18


Filled
34.7%
38.0%
39.0%
39.6%
37.9%
39.9%
39.8%
39.3%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18

Source: Nielsen Bimonthly Retail – Margarines and Frozen Meals (Jan/Feb reading); Filled and Cold Cuts (Feb/Mar reading).

INTERNATIONAL SEGMENT

Moving on with the Operational and Financial restructuring plan, the Company unified the management of its international operations under a single International Markets Vice Presidency, under the leadership of Mr. Patricio Rohner, as announced in the 4Q18 Management Report. Thus, the International Segment is now comprised of the Halal Subdivision and International Subdivision, as detailed below.

International Segment	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Volume (Thousand Tons)	**429**	**474**	**(9.6%)**	**468**	**(8.3%)**
Poultry (In Natura)	341	382	(10.7%)	373	(8.6%)
Pork and Others (In Natura)	31	36	(13.3%)	31	0.4%
Processed foods	57	57	0.5%	65	(11.1%)
Net Operating Revenues (R$, Million)	**3,194**	**3,084**	**3.6%**	**3,342**	**(4.4%)**
Average price (R$/Kg)	*7.44*	*6.50*	*14.5%*	*7.14*	*4.2%*
COGS	(2,530)	(2,535)	(0.2%)	(2,741)	(7.7%)
Gross Profit (R$, Million)	**664**	**550**	**20.8%**	**601**	**10.5%**
Gross Margin (%)	*20.8%*	*17.8%*	*3.0 p.p.*	*18.0%*	*2.8 p.p.*
Adjusted EBITDA (R$, Million)	**373**	**287**	**30.2%**	**200**	**86.7%**
Adjusted EBITDA Margin (%)	*11.7%*	*9.3%*	*2.4 p.p.*	*6.0%*	*5.7 p.p.*

HALAL MARKET
Largest exporter to GCC countries

Halal market	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Volume (Thousand Tons)	**270**	**277**	**(2.7%)**	**292**	**(7.4%)**
Poultry (In Natura)	229	242	(5.5%)	251	(8.7%)
Others (In Natura)	1	0	120.4%	1	(6.7%)
Processed foods	40	35	15.7%	40	0.7%
Net Operating Revenues (R$, Million)	**2,058**	**1,841**	**11.8%**	**2,144**	**(4.0%)**
Average price (R$/Kg)	*7.62*	*6.63*	*14.9%*	*7.35*	*3.6%*
COGS	(1,525)	(1,459)	4.5%	(1,667)	(8.5%)
Gross Profit (R$, Million)	**532**	**382**	**39.5%**	**477**	**11.6%**
Gross Margin (%)	*25.9%*	*20.7%*	*5.1 p.p.*	*22.3%*	*3.6 p.p.*
Adjusted EBITDA (R$, Million)	**285**	**149**	**91.2%**	**196**	**45.2%**
Adjusted EBITDA Margin (%)	*13.8%*	*8.1%*	*5.7 p.p.*	*9.1%*	*4.7 p.p.*
Volume CFR* (Thousand Tons)	**93**	**94**	**(1.8%)**	**114**	**(18.5%)**
% in total volume	*34.3%*	*34.0%*	*0.3 p.p.*	*39.0%*	*(4.7) p.p.*

*CFR (Cost and Freight)

1Q19 vs. 1Q18

Net revenue in the Halal market amounted to R$2.1 billion in 1Q19 (+11.8% y-o-y), mainly due to the limited number of plants licensed to export to Saudi Arabia which restricted product offerings, resulting in price increases in the country. Therefore, we had a negative impact in shipped volumes to the Saudi market, partially offset by other markets, such as Yemen and Egypt.

We also registered share gains in the processed foods category, which combined with the stronger exchange rate contributed to improved price realization offsetting the increase in grain prices and operating expenses. As a result, Adjusted EBITDA in the Halal market stood at R$285 million in 1Q19, reaching an Adjusted EBITDA margin of 13.8% (+5.7 p.p. y-o-y). In addition, the adoption of IFRS 16 had a positive accounting effect on the Halal market's EBITDA, which reached R$44 million in 1Q19.

Market share ended the quarter at 39.6% in 1Q19, in line with the same period last year, with BRF maintaining broad leadership in the market. The market share in all categories, according to the last Nielsen reading, is as follows:

(i) griller with 44.0% (-0.2 p.p. y-o-y);
(ii) chicken cuts with 57.3% (-1.3 p.p. y-o-y);
(iii) processed foods with 22.4% (+2.0 p.p. y-o-y).

OTHER INTERNATIONAL MARKETS

Other International Markets	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Volume (Thousand Tons)	**159**	**197**	**(19.2%)**	**177**	**(9.9%)**
Poultry (In Natura)	112	139	(19.7%)	122	(8.3%)
Pork and Others (In Natura)	30	35	(14.8%)	30	0.6%
Processed foods	17	22	(23.2%)	25	(30.2%)
Others Sales	0	0	n.m.	0	n.m.
Net Operating Revenues (R$, Million)	**1,136**	**1,243**	**(8.6%)**	**1,198**	**(5.2%)**
Average price (R$/Kg)	*7.14*	*6.31*	*13.1%*	*6.79*	*5.2%*
COGS	(1,005)	(1,075)	(6.6%)	(1,075)	(6.5%)
Gross Profit (R$, Million)	**131**	**168**	**(21.7%)**	**124**	**6.2%**
Gross Margin (%)	*11.6%*	*13.5%*	*(1.9) p.p.*	*10.3%*	*1.2 p.p.*
Adjusted EBITDA (R$, Million)	**89**	**138**	**(35.6%)**	**4**	**n.m.**
Adjusted EBITDA Margin (%)	*7.8%*	*11.1%*	*(3.3) p.p.*	*0.3%*	*7.5 p.p.*

1Q19 vs. 1Q18

Net revenue totaled R$1.1 billion in 1Q19, down 8.6% y-o-y due to lower volumes shipped in the quarter (-19.2% y-o-y), partially offset by higher prices (+13.1% y-o-y). The volume drop is mainly explained by (i) a change in the process of granting the International Sanitary Certificate in the Port of Itajaí-SC that resulted in shipment delays between March and April; and (ii) reduced volumes shipped to Africa and Americas, impacted by a decrease in turkey volume due to our industrial readjustment. The positive highlight was the increase in both volume and price of pork cuts sold to China, an effect of the African Swine Flu outbreak.

In addition, higher grain costs of approximately 34,8%[7] and a worse product mix in the y-o-y (1Q19 x 1Q18) comparison strongly pressured the region's profitability. Thus, Adjusted EBITDA totaled R$87 million in 1Q19, with a margin of 7.7% (-3.3 p.p. y-o-y). The adoption of IFRS 16 had a positive impact on the other International market's EBITDA, which totaled R$27 million in 1Q19.

[7] Average price variation in the six months preceding 1Q19 and 1Q18 is composed of 2/3 corn (average of the municipalities of Cascavel-PR, Chapecó-SC, and Rio Verde-MT) and 1/3 soybean (average of the municipalities of Chapecó-SC, Rondonópolis-MT, West of Paraná, and the Triângulo Mineiro area in Minas Gerais State).

OTHER SEGMENTS

Other Segments + Ingredients	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Volume (Thousand Tons)	**69**	**65**	**6.4%**	**64**	**7.5%**
Poultry (In Natura)	2	0	324.3%	2	(0.7%)
Pork and Others (In Natura)	1	0	n.m.	1	(45.1%)
Processed foods	3	0	n.m.	1	90.2%
Others Sales	64	64	n.m.	60	n.m.
Net Operating Revenues (R$, Million)	**225**	**199**	**13.2%**	**211**	**6.8%**
COGS	(202)	(150)	34.6%	(148)	36.8%
Gross Profit (R$, Million)	**23**	**49**	**(52.9%)**	**63**	**(63.6%)**
Gross Margin (%)	*10.2%*	*24.5%*	*(14.3) p.p.*	*29.9%*	*(19.7) p.p.*
Adjusted EBITDA (R$, Million)	**6**	**40**	**(83.7%)**	**47**	**(86.1%)**
Adjusted EBITDA Margin (%)	*2.9%*	*20.1%*	*(17.2) p.p.*	*22.3%*	*(19.4) p.p.*

The Adjusted EBITDA of "Other Segments" stood at R$6 million in 1Q19, with a margin of 2.9%. The lower profitability is explained by higher sale of raw material, a strategy to normalize inventory levels.

Corporate

Corporate - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Net Operating Revenues	0	0	n.m.	0	n.m.
Gross Profit	(6)	0	n.m.	(83)	(92.9%)
Adjusted EBITDA	(6)	6	n.m.	40	n.m.

Adjusted EBITDA amounted to negative R$6 million in 1Q19 due to several exceptional expenses in the period.

FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Net Operating Revenues	**7,359**	**7,031**	**4.7%**	**8,289**	**(11.2%)**
Cost of Sales	(5,842)	(5,652)	3.4%	(6,719)	(13.0%)
% of the NOR	*(79.4%)*	*(80.4%)*	*1.0 p.p.*	*(81.1%)*	*1.7 p.p.*
Gross Profit	**1,517**	**1,379**	**10.0%**	**1,570**	**(3.4%)**
% of the NOR	*20.6%*	*19.6%*	*1.0 p.p.*	*18.9%*	*1.7 p.p.*
Operating Expenses	**(1,282)**	**(1,137)**	**12.8%**	**(1,430)**	**(10.3%)**
% of the NOR	*(17.4%)*	*(16.2%)*	*(1.3) p.p.*	*(17.3%)*	*(0.2) p.p.*
Selling Expenses	**(1,141)**	**(1,028)**	**11.0%**	**(1,260)**	**(9.5%)**
% of the NOR	*(15.5%)*	*(14.6%)*	*(0.9) p.p.*	*(15.2%)*	*(0.3) p.p.*
Fixed	(749)	(634)	18.1%	(818)	(8.5%)
Variable	(392)	(372)	5.4%	(442)	(11.4%)
General and Administrative Expenses	**(141)**	**(109)**	**29.8%**	**(170)**	**(16.7%)**
% of the NOR	*(1.9%)*	*(1.5%)*	*(0.4) p.p.*	*(2.0%)*	*0.1 p.p.*
Honorary of our Administrators	(6)	(7)	(14.0%)	(9)	(32.6%)
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.1%)*	*0.0 p.p.*
General and Administrative	(135)	(102)	33.0%	(160)	(15.8%)
% of the NOR	*(1.8%)*	*(1.4%)*	*(0.4) p.p.*	*(1.9%)*	*0.1 p.p.*
Operating Income	**235**	**242**	**(2.9%)**	**140**	**67.5%**
% of the NOR	***3.2%***	***3.4%***	***(0.2) p.p.***	***1.7%***	***1.5 p.p.***
Other Operating Results	**(77)**	**12**	**(750.8%)**	**137**	**(155.9%)**
Equity Income	**(0)**	**6**	**(103.0%)**	**3**	**(104.8%)**
EBIT	**158**	**259**	**(39.0%)**	**281**	**(43.7%)**
% of the NOR	*2.1%*	*3.7%*	*(1.5) p.p.*	*3.4%*	*(1.2) p.p.*
Net Financial Income	**(448)**	**(486)**	**(7.8%)**	**(357)**	**25.6%**
Income before Taxes	**(290)**	**(227)**	**27.7%**	**(76)**	**281.8%**
% of the NOR	*(3.9%)*	*(3.2%)*	*(0.7) p.p.*	*(0.9%)*	*(3.0) p.p.*
Income Tax and Social Contribution	177	94	n.m.	389	(54.5%)
% of Income before Taxes	*(60.9%)*	*(41.5%)*	*(19.4) p.p.*	*(511.6%)*	*450.6 p.p.*
Consolidated Net Income (Loss) - Continued Operations	**(113)**	**(133)**	**(14.7%)**	**313**	**(136.2%)**
% of the NOR	***(1.5%)***	***(1.9%)***	***0.4 p.p.***	***3.8%***	***(5.3) p.p.***
Consolidated Net Income (Loss) - Total Consolidated	**(1,012)**	**(62)**	**n.m.**	**(2,125)**	**(52.4%)**
% of the NOR	***(13.8%)***	***(0.9%)***	***(12.9) p.p.***	***(25.6%)***	***11.9 p.p.***
EBITDA	**723**	**677**	**6.8%**	**721**	**0.2%**
% of the NOR	*9.8%*	*9.6%*	*0.2 p.p.*	*8.7%*	*1.1 p.p.*
Adjusted EBITDA	**748**	**685**	**9.3%**	**843**	**(11.2%)**
% of the NOR	*10.2%*	*9.7%*	*0.4 p.p.*	*10.2%*	*(0.0) p.p.*

Net Operating Revenue (NOR)

Volumes - Thousand Tons	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Poultry (In Natura)	470	521	(9.8%)	506	(7.1%)
Pork and Others (In Natura)	61	64	(5.9%)	62	(2.1%)
Processed foods	412	436	(5.5%)	526	(21.7%)
Others Sales	64	64	(0.5%)	60	6.8%
Total	**1,006**	**1,085**	**(7.3%)**	**1,153**	**(12.8%)**
NOR (R$ Million)	**7,359**	**7,031**	**4.7%**	**8,289**	**(11.2%)**
Average Price (NOR)	7.32	6.48	12.9%	7.19	n.m.

In 1Q19, the Company's consolidated NOR amounted to R$7.4 billion, up 4.7% y-o-y. The increase was due to (i) better sales performance in the Brazil Segment, with prices that climbed an average of 12.9% y-o-y; and (ii) positive sales performance in the Halal market largely due to the significant price increase in Saudi Arabia brought about by restrictions imposed by the Saudi government. On the other hand, this net revenue growth was partially offset by lower volumes due to (i) the redirection of an estimated 20,000 tons from Saudi Arabia to other markets, such as Egypt and Yemen, due to the disqualification of plants licensed to export to Saudi Arabia; (ii) change in the process of granting the International Sanitary Certificate in the Port of Itajaí-SC, causing shipment delays between March and April; and (iii) reduced direct investments applied to retailers.

Cost of Sales (COGS)

COGS - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Cost of Goods Sold	**(5,842)**	**(5,652)**	**3.4%**	**(6,719)**	**(13.0%)**
R$/Kg	*5.81*	*5.21*	*11.5%*	*5.83*	*(0.3%)*

In 1Q19, COGS increased by 11.5% y-o-y owing to an increase in the average price of grains in the production period of products sold by approximately 34,8%[8], as well as the rise in freight costs.

Gross Profit

Gross Profit - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Gross Profit	**1,517**	**1,379**	**10.0%**	**1,570**	**(3.4%)**
Gross Margin (%)	*20.6%*	*19.6%*	*1.0 p.p.*	*18.9%*	*1.7 p.p.*

Gross margin stood at 20.6% in 1Q19, up 1.0 p.p. y-o-y due to improved operational results in the Brazil Segment and the Halal market. During the quarter, we continued to advance our strategy to stimulate the operation's profitability through price adjustments, allocation of volume to more profitable channels, and improving commercial execution. Thus, unit price increase fully outpaced higher unit costs of products sold.

---

[8] Average price variation in the six months preceding 1Q18 and 1Q19 composed of 2/3 corn (average of the municipalities of Cascavel-PR, Chapecó-SC, and Rio Verde-MT) and 1/3 soybean (average of the municipalities of Chapecó-SC, Rondonópolis-MT, West of Paraná, and the Triângulo Mineiro area in Minas Gerais State).

Operating Expenses

Operating Expenses - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Selling Expenses	(1,141)	(1,028)	11.0%	(1,260)	(9.5%)
% of the NOR	*(15.5%)*	*(14.6%)*	*(0.9) p.p.*	*(15.2%)*	*(0.3) p.p.*
General and Administrative Expenses	(141)	(109)	29.8%	(170)	(16.7%)
% of the NOR	*(1.9%)*	*(1.5%)*	*(0.4) p.p.*	*(2.0%)*	*0.1 p.p.*
Operating Expenses	**(1,282)**	**(1,137)**	**12.8%**	**(1,430)**	**(10.3%)**
% of the NOR	*(17.4%)*	*(16.2%)*	*(1.3) p.p.*	*(17.3%)*	*(0.2) p.p.*

Selling expenses increased by 11.0% y-o-y in 1Q19. This increase is the result of (i) higher marketing expenses resulting from a few 1Q18 investments in our brands that were postponed until 2Q18 in light of BRF's sponsorship of the world soccer championship; and (ii) higher freight expenses in the international market on account of foreign exchange depreciation.

In 1Q19, administrative expenses and fees increased by R$32 million y-o-y, mainly as a result of the inflation pass-through during the period in Brazil and the exchange rate variation in operations abroad.

Other Operating Results

Other Operating Results - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Other Operating Results	**(77)**	**12**	**n.m.**	**137**	**n.m.**
% of the NOR	*(1.0%)*	*0.2%*	*(1.2) p.p.*	*1.7%*	*(2.7) p.p.*

In 1Q19, "Other Operating Results" came negative at R$77 million, a variation of R$90 million, due to provision for bonus and short-term incentives for 2019. Compared to the year-ago period, we had a reversal in this provision referring to 2017 results.

Financial Result

Financial Results R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Financial Income	300	464	(35.5%)	695	(56.9%)
Financial Expenses	(748)	(951)	(21.3%)	(1,052)	(28.9%)
Net Financial Result	**(448)**	**(486)**	**(7.8%)**	**(357)**	**25.6%**

The net financial result was an expense of R$448 million in 1Q19. The main components were grouped into the following categories:

(i) **Net interest expenses related to debt and cash** of negative R$314 million in 1Q19, up 17% from the same period last year, mainly due to higher average net indebtedness in the period.

(ii) **Negative result of adjustment to present value (AVP)** of R$69 million on 1Q19. AVP segregates the financial income (expenses) of the business structure of customers/suppliers. This amount is offset in the operating revenue.

(iii) **Interest expenses and/or monetary restatement on rights, obligations, and taxes, among others,** amounted to R$62 million in 1Q19. This expense mainly reflects the effect of the accounting standard of IFRS 16, which increased leasing interest rates to R$50 million in the quarter, as stated in Note 23.2 of the ITR dated 03/31/2019.

(iv) **Exchange rate variation and others** totaled an expense of R$3 million in 1Q19, reflecting the impact of the exchange rate on the Company's equity balance denominated in foreign currency as well as adjustments at market value of derivative financial instruments. Result in the quarter mainly comprises (i) the exchange rate variation over assets and liabilities denominated in foreign currency of positive R$74 million; and (ii) the exchange rate variation of negative R$60 million related to the disqualification of effectiveness test of debt designated as hedge accounting in 2011, which matured this quarter; and (iii) fair value on derivatives of negative R$17 million.

Net Income (Loss)

Net Income / (Loss) - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Consolidated Net / (Loss) Income - Continued Op.	**(113)**	**(133)**	**(14.7%)**	**313**	**(136.2%)**
Net Margin (%)	*(1.5%)*	*(1.9%)*	*0.4 p.p.*	*3.8%*	*(5.3) p.p.*
Consolidated Net / (Loss) Income - Total Consolidated	**(1,012)**	**(62)**	**n.m.**	**(2,125)**	**(52.4%)**

[1] Consolidated Earnings per Share (in R$), excluding treasury shares

in 1Q19, the Company posted net loss for continued operations of R$113 million, mainly reflecting the higher expenses recorded under "other operating expenses", as mentioned above. It is important to note that the Company's total net income, that is, the sum of continued and discontinued operations, was a net loss of R$ 1 billion, which was mainly impacted by the write-off in the total amount of R$863 million (CTA – Cumulative Translation Adjustment, hyperinflation and other effects), i.e., a non-cash effect related to the asset sale in Argentina.

Adjusted EBITDA

EBITDA - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Consolidated Net (Loss)	**(113)**	**(133)**	**(14.7%)**	**313**	**(136.2%)**
Income Tax and Social Contribution	(177)	(94)	87.5%	(389)	(54.5%)
Net Financial	448	486	(7.8%)	357	25.6%
Depreciation and Amortization	565	417	35.3%	440	28.3%
EBITDA	723	677	6.8%	721	0.2%
EBITDA Margin (%)	*9.8%*	*9.6%*	*0.2 p.p.*	*8.7%*	*1.1 p.p.*
Impacts of Carne Fraca/Trapaça operations	11	13	(11.5%)	90	(87.4%)
Debt designed as Hedge Accounting	0	20	n.m.	0	n.m.
Corporate Restructuring	17	0	n.m.	22	(24.3%)
Tax recoveries	(4)	(21)	(81.7%)	(8)	(50.7%)
Non controlling shareholders	1	(19)	n.m.	25	(95.2%)
Items with no cash effect	0	(13)	n.m.	(94)	n.m.
Business Disposal	0	28	n.m.	29	n.m.
Impairment (Varzea Grande)	0	0	n.m.	56	n.m.
Adjusted EBITDA	**748**	**685**	**9.3%**	**843**	**(11.2%)**
Adjusted EBITDA Margin (%)	***10.2%***	***9.7%***	***0.4 p.p.***	***10.2%***	***(0.0) p.p.***

Adjusted EBITDA in 1Q19 amounted to R$748 million, up 9.3% in the annual comparison. Adjusted margin stood at 10.2%, an increase of 0.4 p.p. y-o-y. This result reflects the higher profitability in the Brazil Segment and Halal Market, indicating better commercial execution in both markets, with a focus on making the operation profitable through price adjustments, better commercial execution, and improved channel mix.

It is worth mentioning that the adoption of IFRS 16 positively impacted EBITDA at R$158 million in 1Q19. Given that this standard applies to all of the Company's assets, similar amounts should be seen over the next quarters of 2019. Additional information is included in Note 3.1 of the Interim Financial Information (ITR).

WORKING CAPITAL MANAGEMENT AND FINANCIAL CYCLE

With the adoption of IFRS 16 as of 2019, as described in Note 3.1, few effects now are adjusted by the Company to calculate the Accounts Payable Turnover. To maintain the comparative basis and to better reflect the index, all additions and reversals associated with this new accounting practice have been excluded from the calculation.

The Company's financial cycle closed 1Q19 in 17.0 days, a decrease of 11.6 days compared to 1Q18.

The improved financial cycle mainly derives from (i) a reduced client turnover in view of better management of sale deadlines and levels of raw materials, within the scope of the Operating and Financial Restructuring Plan ("Plan") firstly announced on June 29, 2018 and executed during third and fourth quarters of 2018 and (ii) the structuring of a Receivables Investment Fund – BRF Clients in December 2018, also within the scope of the Plan.

Financial Cycle (end of period): Clients + Inventories - Suppliers


38
37
33
22
33
38
42
32
36
33
36
26
17
10,8%
10,8%
8,9%
6,8%
9,2%
11,2%
12,2%
9,6%
10,3%
9,4%
10,0%
7,6%
5,2%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Working Capital / NOR
Financial Cycle

* Amounts consider the discontinued operations under the scope of the Plan until 4Q18.
As of 1Q19, the figures refer to the continued operations.

MANAGERIAL CASH FLOW

Operating cash flow from continued operations in 1Q19 amounted to R$512 million, R$295 million above consolidated operations during the same period of last year. Therefore, operating cash generation after CAPEX stood at R$90 million this quarter, R$343 million higher than the (R$253) million consumed in 1Q18.

M&A and Sale of Assets totaled R$440 million in 1Q19, R$420 higher than 1Q18, mainly explained by funds received from the sales in Argentina and Várzea Grande, which totaled R$428 million in this quarter.

Million BRL	1Q18[1]	4Q18[1]	1Q19	1Q19 Pro forma[2]
Adjusted EBITDA	**801**	**841**	**748**	**748**
Impacts of Carne Fraca/Trapaça operations	(13)	(90)	(11)	(11)
Debt designed as Hedge Accounting	(23)	0	0	0
Corporate Restructuring	-	(22)	(17)	(17)
Tax recoveries	21	8	4	4
Non controlling shareholders	11	(29)	(1)	(1)
Itens with no cash effect	13	94	0	0
Costs on business diposed	(28)	(2,564)	0	0
Hyperinflation	(6)	(38)	0	0
EBITDA	**777**	**(1,802)**	**723**	**723**
Working Capital	**(340)**	**763**	**(71)**	**(43)**
Δ Accounts Receivable	206	348	352	352
Δ Inventories	13	676	(208)	(208)
Δ Suppliers	(559)	(261)	(214)	(214)
Others	**(220)**	**2,106**	**(140)**	**(140)**
Cash Flow from Operating Activities	**217**	**1,067**	**512**	**512**
CAPEX	(470)	(406)	(315)	(315)
Leasing IFRS16	-	-	(107)	(107)
Cash Flow from Operations with Capex	**(253)**	**661**	**90**	**90**
M&A and Sale of Assets	20	213	440	1,700
Cash Flow from Investments	**(450)**	**(193)**	**18**	**1,277**
Cash - Financial Results	72	(638)	(222)	(222)
Interest Income	60	41	39	39
Interest Expenses	(162)	(299)	(168)	(168)
FX Variation on Cash and Cash Equivalents	25	(25)	74	74
Cash Flow from Financing Activities	**(5)**	**(920)**	**(277)**	**(277)**
Free Cash Flow	**(238)**	**(46)**	**253**	**1,513**
New Debt Amortizantions	77	624	(687)	(687)
Cash Variations	**(160)**	**578**	**(434)**	**826**

Million BRL	1Q18[1]	4Q18[1]	1Q19	1Q19 Pro forma[2]
Cash and Cash Equivalents - Initial	**7,434**	**6,368**	**6,711**	**6,711**
Cash Variation	(160)	578	(434)	826
Cash and Cash Equivalents - Final	**7,274**	**6,946**	**6,277**	**7,537**
Total Debt - Initial	**20,744**	**22,691**	**22,400**	**22,400**
New Debt/Amortization	77	624	(687)	(687)
FX Variation on Total Debt	82	(408)	(28)	(28)
Debt Interest and Derivatives	389	(351)	90	90
Total Debt - Final	**21,293**	**22,556**	**21,775**	**21,775**
Net Debt	**14,019**	**15,610**	**15,498**	**14,238**

1 – Including continued and discontinued operations

2 - Including the sale of assets in Europe and Thailand (R$1,163 million) and remaining receivables from the sale of assets in Argentina (R$96 million).

INDEBTEDNESS

R$ Million	In 03.31.2019			In 12.31.2018[1]	
Debt	Current	Non-current	Total	Total	Δ %
Local Currency	(3,894)	(6,779)	(10,672)	(10,627)	0.4%
Foreign Currency	(1,333)	(9,770)	(11,103)	(11,929)	(6.9%)
Gross Debt	**(5,226)**	**(16,549)**	**(21,776)**	**(22,556)**	**(3.5%)**
Cash Investments					
Local Currency	2,656	624	3,280	5,341	(38.6%)
Foreign Currency	2,940	57	2,998	1,605	86.8%
Total Cash Investments	5,597	681	6,278	6,946	(9.6%)
Net Debt	**370**	**(15,868)**	**(15,498)**	**(15,610)**	**(0.7%)**

[1] Indebtedness and investments include discontinued operations, in the amount of R$156 million and R$235 million, respectively.
* Cash considered is comprised of: Cash and Cash Equivalents, Financial Investments, Restricted Cash and Other Financial Assets.

Total gross indebtedness of continued operations in the amount of R$21,776 million, as reported above, accounts for total financial indebtedness plus other financial liabilities, in the amount of R$155 million, according to Note 22 of the Interim Financial Information (ITR).

In 1Q19, net debt from continued operations of the Company totaled R$15,498 million, an increase of R$1,479 million compared to the R$14,019 million from consolidated operations in 1Q18. The following factors contributed to this increase: (i) a R$1,332 million increase in gross debt due to the US dollar appreciating by 17.2% against the Brazilian Real y-o-y; and (ii) free cash flow consumption of R$174 million y-o-y. Ex-effects of IFRS 16 in EBITDA from continued operations, pro forma net leverage was 6.01x in 1Q19 for continued operations.

Finally, the Company reaffirms that it does not have financial leverage covenants.

INVESTMENT (CAPEX)

Investments made in the quarter amounted to R$315 million, excluding the accounting effect referring to the adoption of IFRS16, a decrease of 33.0% from 1Q18, of which R$85 million were allocated to growth, efficiency, and support; R$186 million to biological assets and R$45 million to leasing and others. Including the accounting effect referring to the adoption of IFRS16, total CAPEX amounts to R$422 million.

CAPEX - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Growth	7	11	(32.8%)	13	(45.7%)
Efficieny	11	40	(73.4%)	20	(46.4%)
Support	67	95	(29.4%)	101	(33.8%)
Biological Assets	186	254	(26.9%)	214	(13.3%)
Commercial Lease and Others	45	70	(36.1%)	58	(22.6%)
Total w/o IFRS 16	**315**	**470**	**(32.9%)**	**406**	**(22.4%)**
Leasing IFRS16 Impact	107	-	-	-	-
Total	**422**	**470**	**(10.2%)**	**406**	**4.0%**

The main projects in 1Q19 include:

- **Market Demand:**

  (i) Projects to manufacture industrialized products to meet the demand of the domestic market.
  (ii) Increase the production of *in natura* items to meet the demand of the foreign market.

- **Efficiency:**

  (i) Projects to implement the concepts of the 4.0 Industry in chicken slaughter units; and
  (ii) Energy efficiency projects for producing units.

- **Support/IT:**

  (i) Projects to reposition industrial assets;
  (ii) Improvement in working conditions of employees in the production processes; and
  (iii) Updates in the technological systems.

- **Support/Quality:**

  (i) Projects to improve control and quality processes in meat packing units, factories, and farms.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services unrelated to external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the period ended March 31, 2019, KPMG Auditores Independentes was engaged to provide services unrelated to external audit.

Pursuant to CVM Instruction No. 480/09, the Company's management states that, at a meeting held on May 9, 2019, it discussed, reviewed, and agreed with the information included in the independent auditor's review of the financial information for 1Q19.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	1Q19	1Q18	Chg. y/y	4Q18	Chg. q/q
Net Operating Revenues	**7,359**	**7,031**	**4.7%**	**8,289**	**(11.2%)**
Cost of Sales	(5,842)	(5,652)	3.4%	(6,719)	(13.0%)
% of the NOR	*(79.4%)*	*(80.4%)*	*1.0 p.p.*	*(81.1%)*	*1.7 p.p.*
Gross Profit	**1,517**	**1,379**	**10.0%**	**1,570**	**(3.4%)**
% of the NOR	*20.6%*	*19.6%*	*1.0 p.p.*	*18.9%*	*1.7 p.p.*
Operating Expenses	**(1,282)**	**(1,137)**	**12.8%**	**(1,430)**	**(10.3%)**
% of the NOR	*(17.4%)*	*(16.2%)*	*(1.3) p.p.*	*(17.3%)*	*(0.2) p.p.*
Selling Expenses	**(1,141)**	**(1,028)**	**11.0%**	**(1,260)**	**(9.5%)**
% of the NOR	*(15.5%)*	*(14.6%)*	*(0.9) p.p.*	*(15.2%)*	*(0.3) p.p.*
Fixed	(749)	(634)	18.1%	(818)	(8.5%)
Variable	(392)	(372)	5.4%	(442)	(11.4%)
General and Administrative Expenses	**(141)**	**(109)**	**29.8%**	**(170)**	**(16.7%)**
% of the NOR	*(1.9%)*	*(1.5%)*	*(0.4) p.p.*	*(2.0%)*	*0.1 p.p.*
Honorary of our Administrators	(6)	(7)	(14.0%)	(9)	(32.6%)
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.1%)*	*0.0 p.p.*
General and Administrative	(135)	(102)	33.0%	(160)	(15.8%)
% of the NOR	*(1.8%)*	*(1.4%)*	*(0.4) p.p.*	*(1.9%)*	*0.1 p.p.*
Operating Income	**235**	**242**	**(2.9%)**	**140**	**67.5%**
% of the NOR	***3.2%***	***3.4%***	***(0.2) p.p.***	***1.7%***	***1.5 p.p.***
Other Operating Results	**(77)**	**12**	**(750.8%)**	**137**	**(155.9%)**
Equity Income	**(0)**	**6**	**(103.0%)**	**3**	**(104.8%)**
EBIT	**158**	**259**	**(39.0%)**	**281**	**(43.7%)**
% of the NOR	*2.1%*	*3.7%*	*(1.5) p.p.*	*3.4%*	*(1.2) p.p.*
Net Financial Income	**(448)**	**(486)**	**(7.8%)**	**(357)**	**25.6%**
Income before Taxes	**(290)**	**(227)**	**27.7%**	**(76)**	**281.8%**
% of the NOR	*(3.9%)*	*(3.2%)*	*(0.7) p.p.*	*(0.9%)*	*(3.0) p.p.*
Income Tax and Social Contribution	177	94	n.m.	389	(54.5%)
% of Income before Taxes	*(60.9%)*	*(41.5%)*	*(19.4) p.p.*	*(511.6%)*	*450.6 p.p.*
Consolidated Net Income (Loss) - Continued Operations	**(113)**	**(133)**	**(14.7%)**	**313**	**(136.2%)**
% of the NOR	***(1.5%)***	***(1.9%)***	***0.4 p.p.***	***3.8%***	***(5.3) p.p.***
Consolidated Net Income (Loss) - Total Consolidated	**(1,012)**	**(62)**	**n.m.**	**(2,125)**	**(52.4%)**
% of the NOR	***(13.8%)***	***(0.9%)***	***(12.9) p.p.***	***(25.6%)***	***11.9 p.p.***
EBITDA	**723**	**677**	**6.8%**	**721**	**0.2%**
% of the NOR	*9.8%*	*9.6%*	*0.2 p.p.*	*8.7%*	*1.1 p.p.*
Adjusted EBITDA	**748**	**685**	**9.3%**	**843**	**(11.2%)**
% of the NOR	*10.2%*	*9.7%*	*0.4 p.p.*	*10.2%*	*(0.0) p.p.*

BALANCE SHEET

Balance Sheet - R$ Million	03.31.19	12.31.18
Assets		
Current Assets		
Cash and Cash Equivalents	4,495	4,870
Financial Investments	589	507
Accounts Receivable	2,406	2,605
Recoverable Taxes	1,170	1,067
Dividends/Interest on shareholders' equity receivable	3	7
Securities Receivable	113	115
Inventories	4,057	3,877
Biological Assets	1,538	1,513
Other Financial Assets	138	182
Other Receivables	477	452
Anticipated expenses	229	232
Restricted Cash	375	277
Current Assets held to sale	161	170
Current Assets held to sale and discontinued operation	1,810	3,157
Total Current Assets	**17,562**	**19,031**
Non-Current Assets		
Long-term assets	7,494	7,549
Cash Investments	291	291
Accounts Receivable	7	8
Judicial Deposits	677	669
Biological Assets	1,056	1,061
Securities Receivable	83	89
Recoverable Taxes	2,995	3,150
Deferred Taxes	1,817	1,520
Restricted Cash	390	584
Other Receivables	178	177
Permanent Assets	17,832	15,802
Investments	78	86
Property, Plant and Equipment	12,727	10,697
Intangible	5,028	5,019
Total Non-Current Assets	**25,327**	**23,351**
Total Assets	**42,888**	**42,382**

Balance Sheet - R$ Million	12.31.19	12.31.18
Liabilities and Equity		
Current Liabilities		
Loans and Financing	5,071	4,547
Suppliers	6,060	5,552
Supply Chain Risk	688	886
Payroll and Mandatory Social Charges	587	555
Taxes Payable	344	403
Dividends/Interest on Shareholders' Equity	1	6
Management and Staff Profit Sharing	43	64
Other Financial Liabilities	155	235
Provisions	505	496
Employee Pension Plan	95	95
Other Liabilities	564	518
Current Liabilities held to sale and discontinued operation	409	1,132
Total Current Liabilities	**14,523**	**14,489**
Non-Current Liabilities		
Loans and Financing	16,549	17,618
Suppliers	1,966	180
Taxes and Social Charges Payable	160	162
Provision for Tax, Civil and Labor Contingencies	834	855
Deferred Taxes	93	66
Employee Pension Plan	391	373
Other Liabilities	1,075	1,108
Total Non-Current Liabilities	**21,066**	**20,362**
Total Liabilities	**35,589**	**34,851**
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves	128	115
Profit Reserves	0	0
Other Related Results	(490)	(1,276)
Retained Profits	(5,280)	(4,279)
Interest on capital	0	0
Transfer Reserves and Tax Incentives	0	0
Treasury Shares	(57)	(57)
Non-Controling Shareholders	537	567
Total Shareholders' Equity	**7,299**	**7,532**
Total Liabilities and Shareholders	**42,888**	**42,382**